Kimbell Tiger Acquisition Corporation

777 Taylor St.

Fort Worth, Texas 76102

February 1, 2022

VIA EDGAR

Sherry Haywood

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kimbell Tiger Acquisition Corporation
Registration Statement on Form S-1
Filed July 29, 2021, as amended
File No. 333-258260

Dear Ms. Haywood:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Kimbell Tiger Acquisition Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 3, 2022, or as soon thereafter as practicable.

Please call Jason Rocha of White & Case LLP at (713) 496-9732 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

KIMBELL TIGER ACQUISITION CORPORATION

By:	/s/ Zachary M. Lunn
Name:	Zachary M. Lunn
Title:	President & Chief Executive Officer

cc:	Jason Rocha, White & Case LLP

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